FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        May, 2003

Commission File Number:      0-30456

CHARTWELL TECHNOLOGY INC.
(Translation of registrant’s name into English)

Suite 700, 407 2nd Street SW Calgary, Alberta Canada T2P 2Y3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

September 22, 2003	signed "Don Gleason" Don Gleason, CFO

C h  a  r   t   w   e   l   l     T   e   c   h   n    o   l   o   g   y     I  n  c .

PRESS RELEASE

SUPREME ODDS SELECTS CHARTWELL TECHNOLOGY

Chartwell Technology Inc.	TSX-VEN: CWH

Calgary, Canada, May 20, Chartwell Technology Inc. (TSX-VEN: CWH) a leading developer of online gaming systems announces it has completed an agreement, through its wholly owned subsidiary Chartwell Games Corp. to design, develop and supply Supreme Odds Ltd. with its leading edge non-download flash based online gaming system.

Supreme Odds Ltd., a division of Leisure Spread Limited, is an Irish registered telephone and Internet gaming company established in March of 2000. With offices in Dublin, and the United Kingdom, Supreme Odds has quickly established itself as a major participant in the Irish sports betting community with a reputation for accepting higher than average bets at extremely favorable odds. To date the company has focused on its core market in Ireland and the UK with aggressive plans to go after new strategic markets.

“The unprecedented growth of the online gaming sector and the gaming friendly attitude of Europe has made the region a primary focus for Chartwell”, states Darcy Krogh, Vice President of Business Development. “The addition of Supreme Odds Ltd., www.supremeoddscasino.com, to our European customer base is a welcome expansion of Chartwell’s software in a new market and we are proud to be associated with their highly regarded gaming brand”

“Our decision to extend our online product range to include a casino was based partially on client feedback but also on the quality of the Chartwell platform” says Conor Foley, Managing Director, Supreme Odds. “Having evaluated a number of online casino providers we concluded that Chartwell was ‘head and shoulders’ above the rest in terms of functionality, security and reliability. It will fit in very nicely with our recently upgraded sports book website and as Ireland’s first online casino we are very optimistic for its prospects.”

About Chartwell

Chartwell Technology Inc. specializes in the development of leading edge gaming applications and entertainment content for the Internet, mobile phone, interactive TV and kiosk platforms. Chartwell’s Java and Flash based software products and games are designed for deployment in gaming, entertainment, advertising and promotional applications. Chartwell does not participate in the online gaming business of its clients. Chartwell’s team of highly trained professionals is committed to delivering the highest quality software and maintaining its leading edge through continuous development and unparalleled customer support.

Chartwell invites you to preview and play our games at: www.chartwelltechnology.com

For further information, please contact:  Chartwell Technology Inc.

Darold H Parken, President (877) 261-6619 or (403) 261-6619 dhp@chartwelltechnology.com	David Bajwa, Investor Relations (877) 669-4180 or (604) 669-4180 info@chartwelltechnology.com

The Canadian Venture Exchange has neither approved nor disapproved the information contained herein

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained herein which are not historical fact are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, but not limited to, certain delays in testing and evaluation of products, regulation of the online gaming industry, and other risks detailed from time to time in Chartwell’s filings with the Securities & Exchange Commission. We assume no responsibility for the accuracy and completeness of these statements and are under no duty to update any of the forward-looking statements contained herein to conform these statements to actual results. This is not an offer to sell or a solicitation of an offer to purchase any securities.